MRV Communications, Inc.

20415 Nordhoff Street

Chatsworth, CA 91311

October 2, 2015

BY EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:                             MRV Communications, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 31, 2015

File No. 001-11174

Ladies and Gentlemen:

Reference is made to the comment letter dated September 25, 2015 in respect of MRV Communications, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on August 31, 2015 (File No. 001-11174) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). The Company is concurrently filing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), which incorporates the revisions discussed below. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

General

1.                                      Please update your financial statements to include your latest interim period financial information. Also, provide the historical financial statements of Tecnonet S.p.A. for all periods required by Item 14 of Schedule 14A. Refer to the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 at: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response. We have updated our financial statements to include the Company’s interim financial statements for the six months ended June 30, 2015 and 2014. We have also included the unaudited historical financial statements of Tecnonet S.p.A. for the six months ended June 30, 2015 and 2014 and for the financial years ended December 31, 2014 and 2015. Please refer to page 31 of the Revised Proxy Statement and Annexes C, D, and E of the Revised Proxy Statement.

Company’s Reasons for the Sale, page 14

2.                                      Please revise your disclosure to discuss the material factors that the board considered in recommending that shareholders approve the sale of the Tecnonet business. In this regard, we note that you refer to “a number of factors including the following” in the first sentence of this section and that you refer to “a number of countervailing factors… including the following” in the last paragraph of this section.

Response. We respectfully confirm to the Staff that all material factors that the board considered in recommending that shareholders approve the sale of the Tecnonet business have been disclosed in the Proxy Statement. We have revised the language describing the factors considered by the board to make this clear. Please refer to page 15 of the Revised Proxy Statement.

Projected Financial Information, page 14

3.                                      We note that you have disclaimed your obligation to disclose any changes in your projections or assumptions upon which your financial advisor based its opinion. Please tell us whether any material changes have occurred since the delivery of the financial advisor’s opinion or that are anticipated to occur before the security holder meeting.

Response. We respectfully confirm to the Staff that no material changes have occurred since the delivery of the financial advisor’s opinion, and that none are anticipated to occur before the security holder meeting.

Opinion of Stout Risius Ross, Inc., page 16

4.                                      Please ensure that you disclose all material analysis of your financial advisor. In this regard, we note the reference in the last bullet point on page B-2 of the opinion attached as Annex B to “An analysis of other facts and data resulting in our conclusions” and your reference in the last bullet point on page 16 to “An analysis of other facts and data resulting in SRR’s conclusions.”

Response. We respectfully confirm to the Staff that all material analyses performed by SRR have been disclosed in the Proxy Statement, and that all material facts and data resulting in its conclusions are described more fully in the summary of each of those analyses set forth under the heading “—Summary of Valuation Analyses.”

5.                                      We note the limitation on reliance by shareholders in the first sentence of the penultimate paragraph on page B-3 of the opinion attached as Annex B and in the last sentence on page 17. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Otherwise:

•                                          Disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law, such as the inclusion of an express disclaimer in the financial advisor’s engagement letter with you.

•                                          Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.

•                                          Disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.

•                                          Disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response. In response to the Staff’s comment, SRR has agreed to re-issue its opinion without the limitation on reliance by shareholders in the first sentence of the penultimate paragraph on page B-3, and the Company made conforming changes to the disclosures relating to the opinion on page 18 of the Revised Proxy Statement.

6.                                      We note the statement in the first sentence of the penultimate paragraph on page B-3 of the opinion attached as Annex B and the statement at the top of page 18 that your financial advisor’s fairness opinion may not be used without its express, prior written consent. If true, please disclose that Stout Risius Ross has consented to the use of the opinion in this document and to your summary of the opinion as it appears in your proxy statement.

Response. In response to the Staff’s comments, the Proxy Statement has been revised to indicate that SRR has consented to the reproduction of its opinion in the Proxy Statement and to the inclusion of our summary of its opinion as it appears in the Proxy Statement. Please refer to pages 18-19 of the Revised Proxy Statement. In addition, as stated in the last paragraph beginning on page B-3 on the opinion, the Company is expressly permitted to reproduce the opinion in its entirety in any filing with the Securities and Exchange Commission required to be made by the Company in respect of the Transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, or as otherwise required by applicable securities laws.

7.                                      Please revise the last paragraph on page 23 to disclose the amount of the fees you paid to your financial advisor.

Response. The Proxy Statement has been revised to disclose the amount of the fees we paid to SRR. Please refer to page 24 of the Revised Proxy Statement.

***

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at (747) 224-2185, or contact Steven Suzzan of Norton Rose Fulbright at (212) 318-3092.

Yours faithfully,

/s/ Stephen Krulik

Stephen Krulik
Chief Financial Officer
MRV Communications, Inc.

cc:                                Heather Percival

Steven Suzzan, Esq., Norton Rose Fulbright